

December 21, 2012

Via E-mail
Mr. John L. Miclot
President and Chief Executive Officer
Tengion, Inc.
3929 Westpoint Blvd., Suite G
Winston-Salem, NC 27103

Re: **Tengion, Inc.**
         Form 10-K for the Fiscal Year Ended December 31, 2011
         Filed March 28, 2012 and amended April 24, 2012
         Form 10-Q for the Quarterly Period Ended March 31, 2012
         Filed May 10, 2012
         Form 10-Q for the Quarterly Period Ended June 30, 2012
         Filed August 14, 2012
         Form 10-Q for the Quarterly Period Ended September 30, 2012
         Filed November 14, 2012
         File No. 001-34688

Dear Mr. Miclot:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within 10 business days by amending your filings to comply with the comment below or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the amendment to your filings and the information you provide, we may have additional comments.

Exhibit 31: Certifications

1. Please amend your Forms 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012 to provide certifications that include reference to internal controls over financial reporting in the introductory paragraph to item 4 and in item 4(b) as required by Item 601(b)(31) of Regulation S-K and that remove the duplicate 4(d) certification that is the same as your 4(c) certification. In addition, please amend your Form 10-K/A filed April 24, 2012 to provide the entire certification required by Item 601(b)(31).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- the staff comment or changes to disclosure in response to the staff comment do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert the staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant